UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 3

SINA Corporation
(Name of Issuer)
Ordinary Shares, par value $0.133
(Title of Class of Securities)
G81477104
(CUSIP Number)
Charles Chao
New-Wave Investment Holding Company Limited
20/F Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3005
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000
September 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G81477104	Page	1	of	6	Pages

1	NAME OF REPORTING PERSONS New-Wave Investment Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,608,612 ordinary shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,608,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,608,612 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	G81477104	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS Charles Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		135,202 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,608,612 ordinary shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		135,202 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

5,608,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,743,814 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.37%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the statement on Schedule 13D filed on December 7, 2009 (the “Initial Schedule 13D”), as amended and restated by Amendment No. 1 filed on December 11, 2009 and Amendment No. 2 filed on April 27, 2010 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to the ordinary shares, par value $0.113 per share (the “Shares”), of SINA Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.
Item 2. Identity and Background.
     The first paragraph of item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This Statement is being filed by New-Wave Investment Holding Company Limited, a company organized under the laws of the British Virgin Islands (“New-Wave”), and Charles Chao, the president, chief executive officer and director of the Company and a director and the chief executive officer of New-Wave (“Charles Chao”).
     The fourth paragraph of item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The name, business address, present principal occupation or employment and citizenship of Charles Chao, a director and the chief executive officer of New-Wave, and Haitao Zhang, George Chuang and Neil Shen, the directors of New-Wave, are set forth in Schedule A hereto and are incorporated herein by reference.
     The fifth paragraph of item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     During the last five years, none of New-Wave, Charles Chao or any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations
     Item 3 of the Schedule 13D is hereby amended and supplemented by replacing the third paragraph of Item 3 with the following text:
     To fund part of the purchase of the Subscription Shares (the “Financed Shares”), New-Wave and Merrill Lynch International (“Merrill Lynch”) entered into a Margin Loan Agreement on November 25, 2009 (the “Margin Loan Agreement”), pursuant to which New-Wave obtained a one-year term loan from Merrill Lynch in the principal amount of $58,000,000

(the “Margin Loan”). A copy of the Margin Loan Agreement was filed as Exhibit C to Amendment No. 2 to the Initial Schedule 13D. New-Wave will use all or a portion of the cash prepayment it will receive in a share forward sale transaction (as described in more detail under “Forward Sale Transaction” in Item 4 below) to pay all funds borrowed by New-Wave under the Margin Loan Agreement together with accrued interest and associated expenses (the “Total Accrued Loan Amount”). If the cash prepayment received by New-Wave in the share forward sale transaction is less than the Total Accrued Loan Amount, New-Wave intends to sell, in one or more transactions, a sufficient number of Shares to repay the Total Accrued Loan Amount prior to the Maturity Date (as such term is defined in the Margin Loan Agreement).
Item 4. Purpose of Transaction.
     The information set forth under “Repayment of Margin Loan” in Item 4 is hereby deleted in its entirety.
     The information set forth below is hereby inserted immediately preceding to “Registration Rights Agreement” in Item 4 of the Schedule 13D:
     Forward Sale Transaction
     On September 13, 2010, New-Wave and Bank of America, N. A. (“BANA”) entered into a preliminary agreement (“Transaction Acknowledgement”) with respect to a prepaid variable share forward sale transaction (the “Transaction”) relating to up to approximately 1,600,000 Shares. The Transaction Acknowledgement provides that, following the establishment of an initial hedge by BANA in which BANA may sell, subject to market conditions, up to approximately 1,600,000 Shares, New-Wave and BANA will enter into a trade confirmation (the “Confirmation”) with respect to the Transaction. In connection with entering into the Confirmation, New-Wave will also execute a pledge agreement (the “Pledge Agreement”) under which New-Wave will (i) pledge to BANA up to approximately 1,600,000 Shares (the “Pledged Shares”) to secure its obligations under the Confirmation, and (ii) retain voting rights in the Pledged Shares during the term of the pledge (except during the continuance of a default event). The final number of Shares underlying the Transaction (the “Number of Shares”) will be determined based on the number of Shares actually sold by BANA in connection with its initial hedge.
     Pursuant to the terms of the Transaction, New-Wave will receive a cash prepayment following the execution of the Confirmation and the Pledge Agreement, and will be obligated to deliver to BANA on the settlement dates of the Transaction (subject to early termination of the Transaction under certain circumstances) a number of Shares (up to, in the aggregate, the Number of Shares, as such number may be adjusted) that will be determined based upon the closing prices of the Shares during a valuation period and the relationship between such closing prices and a Floor Price and a Cap Price (as such terms are defined in the Confirmation), in accordance with certain formulas set forth in the 2002 ISDA Equity Derivatives Definitions, which are incorporated into the Confirmation. In lieu of settlement by delivery of the Shares, New-Wave and, in certain circumstances, BANA will have the option to elect settlement for an equivalent amount of cash based on the closing prices of the Shares during the valuation period. The Floor Price, Cap Price, and the cash prepayment amount will be determined based upon the volume-weighted average price per share at which BANA establishes its initial hedge of the Transaction.
     The description of the Transaction Acknowledgement, the Confirmation, the Pledge Agreement contained herein is qualified in its entirety by reference to Exhibits F, G and H, which are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     The third paragraph of item 5 of the Schedule 13D is hereby amended in its entirety and replaced with the following:
     Charles Chao is the direct owner of 98,231 Shares and holds options to acquire an additional 36,971 Shares, together representing 0.2% of the Shares outstanding. By virtue of being the sole director selected by the Management Shareholders and holding in excess of the number of New-Wave Shares constituting the Management Majority, Charles Chao has the power to direct the voting and disposition of 5,608,612 Shares. Accordingly, Charles Chao is the beneficial owner of 5,743,814 Shares, representing 9.37% of the Shares outstanding.
     The fourth paragraph of item 5 of the Schedule 13D is hereby amended in its entirety and replaced with the following:
     The percentages of the class of securities beneficially owned by New-Wave and Charles Chao contained in this Amendment No. 3 are based on 61,277,404 Shares outstanding as at September 14, 2010, as provided by the Company.

Item 7. Material to Be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Exhibit No.	Description

A*	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B*	Share Subscription Agreement, dated as of September 21, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C**	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D**	Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E*	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

F***	Transaction Acknowledgement and Preliminary Agreement, dated as of September 13, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

G***	Form of the Confirmation between New-Wave Investment Holding Company Limited and Bank of America, N. A.

H	Form of the Pledge Agreement between New-Wave Investment Holding Company Limited and Bank of America, N. A.

*	Filed with Amendment No. 1 to the Initial Schedule 13D.
**	Filed with Amendment No. 2 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
***	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2010	NEW-WAVE INVESTMENT HOLDING LIMITED
/s/Charles Guowei Chao
Signature

Charles Guowei Chao/Director
Name/Title

CHARLES GUOWEI CHAO
/s/Charles Guowei Chao
Signature

SCHEDULE A
New-Wave Investment Holding Company Limited
Directors and Executive Officer

Present Principal
Name	Occupation	Business Address	Citizenship

Charles Chao	Director and Chief Executive Officer of SINA Corporation	20/F Ideal International Plaza No. 58 Northwest 4th Ring Road Haidian District, Beijing 100080, PRC	United States of America

Haitao Zhang	Executive Vice President of CITIC Capital Holdings LTD	28/F, CITIC Tower, 1 Tim Mei Avenue Central, Hong Kong	People’s Republic of China

George Chuang	Managing director of FountainVest Partners	Suite 906, ICBC Tower, 3 Garden Road, Central, Hong Kong	Canada

Neil Shen	Managing Partner of Sequoia Capital China Advisors (Hong Kong) Limited	Suite 2215, 22/F, Two Pacific Place, 88 Queensway, Hong Kong	Hong Kong

EXHIBIT INDEX

Exhibit No.	Description

A*	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B*	Share Subscription Agreement, dated as of September 21, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C**	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D**	Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E*	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

F***	Transaction Acknowledgement and Preliminary Agreement, dated as of September 13, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

G***	Form of the Confirmation between New-Wave Investment Holding Company Limited and Bank of America, N. A.

H	Form of the Pledge Agreement between New-Wave Investment Holding Company Limited and Bank of America, N. A.

*	Filed with Amendment No. 1 to the Initial Schedule 13D.

**	Filed with Amendment No. 2 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

***	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.